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18006153

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68138

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Strategas Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

52 Vanderbilt Avenue, 8th floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Godofsky 212-906-0130
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – *if individual, state last, first, middle name*)

2 Seaview Boulevard, Suite 200	Port Washington	NY	11050
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Nicholas Bohnsack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Strategas Securities, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

CHRISTINE M. KLINE
Notary Public, State of New York
No. 01KL6155679
Qualified in Suffolk County
Term Expires 11-13-18

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STRATEGAS SECURITIES, LLC
(A Limited Liability Company)
DECEMBER 31, 2017

TABLE OF CONTENTS

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Strategas Securities, LLC
New York, New York

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Strategas Securities, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Strategas Securities, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of Strategas Securities, LLC's management. Our responsibility is to express an opinion on Strategas Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Strategas Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lilling + Company

Lilling & Company LLP

We have served as Strategas Securities, LLC's auditor since 2015
Port Washington, New York
February 28, 2018

STRATEGAS SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

Assets		
Cash	$	7,386,504
Accounts receivable, less allowance for doubtful accounts		636,551
Deposit with clearing broker		250,464
Receivables from clearing and other broker-dealers		196,050
Property, equipment and leasehold improvements, net		345,642
Prepaid expenses and other assets		441,791
TOTAL ASSETS	$	9,257,002
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	4,642,629
Deferred revenue		659,710
Total liabilities		5,302,339
Commitments and contingencies		
Member's equity		3,954,663
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	9,257,002

See accompanying notes to statement of financial condition.

STRATEGAS SECURITIES, LLC
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Strategas Securities, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") since February 12, 2010. Through December 31, 2017, the Company was a wholly-owned subsidiary of Strategas Research Partners, LLC (the "Parent"). Effective January 1, 2018, the Company and an affiliated registered investment advisor, Strategas Asset Management, LLC were acquired by Baird Financial Group, Inc., and its wholly-owned subsidiary Baird Financial Corporation (together "Baird"), both Wisconsin corporations.

The Company provides macroeconomic research, advisory, and capital market services to its institutional clientele. Additionally, the Company operates an equities and fixed income trade desk which facilitates payment for its services by certain clients through commissions on securities transactions introduced to its clearing broker-dealer on a fully disclosed basis, operating under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

Since the Company is a limited liability company, the Parent, as the member, was not liable for the debts, obligations, or liabilities of the Company, whether arising in tort, contract, or otherwise, unless the member has signed a specific guarantee.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Property, equipment and leasehold improvements
Property, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation is computed using a straight-line method over the estimated useful lives of the assets of five to seven years. Leasehold improvements are amortized over the terms of the leases.

Revenue recognition
Revenues from the sale of research and consulting services are recorded for the period(s) in which services have been provided, and when the amounts billed are deemed collectible. Fees invoiced and not yet earned are reported as "Deferred revenue" in the statement of financial condition. Commissions earned and related clearing expenses are recognized on a trade-date basis as securities transactions occur.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and

the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable

Fees receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. At December 31, 2017, the company determined that its receivables were fully collectible and an allowance for uncollectible accounts was not recorded.

Income taxes

The Company is treated as a partnership for tax purposes and, as such, is not liable for federal or state income taxes. As a single-member limited liability company, and therefore a disregarded entity for income tax purposes, the Company's assets, liabilities, and items of income, deduction and credit are combined with and included in the income tax returns of the Parent. The Parent is subject to the New York City and District of Columbia unincorporated business taxes. In accordance with the intercompany tax policy, the Company pays to or receives from the Parent amounts equivalent to the tax charges based on separate company taxable income or loss.

The Company recognizes and measures its unrecognized tax benefits in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

With few exceptions, the Parent and the Company are no longer subject to federal, state or local tax examinations by taxing authorities for years before 2014.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09) to supersede nearly all existing revenue recognition guidance under U.S. GAAP. In August 2015, FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date (ASU 2015-014), which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for

annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases, which replaces the existing guidance in ASC 840, Leases. The new standard establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than twelve months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of income. The guidance will be effective for annual reporting periods beginning after December 15, 2018, and early adoption is permitted. The Company is currently evaluating the impact of ASU 2016-02 will have on its financial statements and related disclosures.

Subsequent events
The Company has performed an evaluation of events that have occurred subsequent to December 31, 2017, and through February 28, 2018, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2017.

NOTE 3. PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements consisted of the following at December 31, 2017:

Automobiles	$ 71,014
Computer software and equipment	338,376
Furniture and fixtures	363,982
Leasehold improvements	428,922
	1,202,294
Less: accumulated depreciation and amortization	(856,652)
Property, equipment and leasehold improvements, net	$ 345,642

NOTE 4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31, 2017:

Compensation and bonuses payable	$ 3,494,251
Other operating expenses	1,148,378
Total	$ 4,642,629

NOTE 5. EMPLOYEE BENEFIT PLANS

Defined Contribution Plan: The Company sponsors a 401(k) plan, the Strategas Securities, LLC 401(k) Plan (the "Plan"). Pursuant to the Plan, the Company is required to make safe harbor contributions up to a maximum of 3% of non-highly compensated employees' compensation. The Company may also make a discretionary contribution to the Plan. Elective contributions and the safe harbor contributions vest immediately; the employer's discretionary contributions vest over a six-year period.

Defined Benefit Plan: In 2016, the Company adopted the Strategas Securities, LLC Cash Balance Plan (the "CB Plan"). The CB Plan is a qualified retirement plan commonly referred to as a defined benefit cash balance plan. Eligible employees are those that have completed one year of service and attained the age of twenty-one. There are no participant contributions allowed under the CB Plan. In conjunction with the January 1, 2018 acquisition of the Company by Baird, the Company filed a notice with the Pension Benefit Guaranty Corporation to terminate the plan effective December 31, 2017. As a result the participants of the CB Plan will be distributed their respective assets on or about March 15, 2018 ("the proposed distribution date"). In 2017, the Company recorded $378,571 (net periodic benefit cost) in accounts payable and accrued expenses to provide for the total estimated distribution to be made. No future contributions are expected to be made. As of the notice filing, the estimated present value and fair market value respectively of plan benefits as of the proposed distribution date was $805,689. The Accumulated Pension Benefit Obligation is estimated to be equal to the value of the employee accounts which as of December 31, 2017 was $797,541. Information regarding the net periodic benefit cost is not available. There were no benefits paid in 2017.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgement exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds are valued at the daily closing price as is reported by the fund. Mutual funds held by the Plan are deemed to be actively traded.

Exchange traded and closed end funds are valued based on the quoted prices from the exchange.

Cash, Bank Deposit Program and Money Market Funds are classified as Level 1.

The following table presents information about the CB Plan's assets measured at fair value as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Investments in securities				
Cash, Bank Deposit Program and Money Market Funds	$ 13,885	$ --	$ --	$ 13,885
Common Stocks	125,103	--	--	125,103
Exchange-Traded and Closed-End Funds	181,701	--	--	181,701
Mutual Funds	121,813	--	--	121,813
Total investments in securities	$442,502	$ --	$ --	442,502
Contributions after measurement date				363,187
Total assets reported to be available to distribute as of March 15, 2018				$ 805,689

The CB Plan benefits are expressed as annual amounts that are payable each year to each participant, however, the actual payment of the benefit may vary depending upon certain factors (eg, if the participant is married). At the participant's Normal Retirement Date (as defined), the participant is entitled to a monthly benefit known as the Normal Retirement Benefit, equal to the benefit that may be provided to the participant using the Accrued Benefit. The Accrued Benefit, as of any determination date, is equal to the greater of (a) the balance of the participant's Hypothetical Account, as determined by allocations to participants categorized by group, whereby participants other than Company partners are allocated 2.1% of Considered Compensation (as defined) and (b) if the CB Plan is top-heavy, the amount of any top-heavy minimum benefit.

Based on the beginning of the year valuation, the following summarizes the information about the Company's CB Plan as of January 1, 2017.

Plan assets – market value	$ 400,000
Plan assets – actuarial value	$ 400,000
Effective interest rate for the year	6.28%
Minimum required contribution	$ 363,571
Target Normal Costs under IRC Sect. 404(o)(2)	$ 285,038
Funding Target Attainment % (FTAP)	96.17%
Adj'd Funding Target Attainment % (AFTAP)	129.23%

<u>Assumptions</u>:

Mortality - The 2017 Static Mortality Tables as prescribed by IRC Section 430 were used post-retirement. No pre-retirement mortality was assumed for this small plan. The optional combined tables for small plans were used, separately for male and female lives. To value benefits subject to IRC Section 417(e), the 2017 Applicable Mortality Table was used. No mortality improvement after the measurement date was assumed.

Interest – The Funding Segment Rates prescribed by IRC Section 430 as of 01/01/2016 are as follows. Benefits were discounted by 4.43% for payments expected 01/01/2016 to 12/31/2020; by 5.91% for payments expected from 01/01/2021 to 12/31/2035; and by 6.65% for payments expected on or after 01/01/2036.

The Funding Segment Rates prescribed by IRC Section 404 as of 01/01/2017 are as follows. Benefits were discounted by 4.16% for payments expected 01/01/2017 to 12/31/2021; by 5.72% for payments expected from 01/01/2022 to 12/31/2036; and by 6.48% for payments expected on or after 01/01/2037.

Salary scale – Salaries are assumed to remain constant for the current plan year.

Retirement age – Employees are assumed to retire at their Normal Retirement Age, or in one year if at or past Normal Retirement Age.

Form of Benefit Payment – It was assumed that there would be a 100% probability of electing a lump sum and a zero percent probability of electing monthly annuity payments.

Expenses – The Target Normal Cost was increased by $0 to reflect anticipated expenses to be paid from the plan in the current year.

NOTE 6. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company conducts its trading activity with its clearing broker on an agency basis as an introducing broker on behalf of and for the transactions of its institutional customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

As required by the clearing agreement, the Company maintains a deposit with the clearing broker. The deposit balance of $250,000 at December 31, 2017, along with accrued interest is included in "Deposit with clearing broker" in the statement of financial condition.

The Company's cash held in accounts at its clearing broker is subject to the credit risk of the clearing broker. The Company also maintains cash in accounts held at major New York City banks that, at times, exceeded federally insured limits, which was $250,000 at December 31, 2017. The Company does not expect to incur any losses with respect to those accounts.

NOTE 7. RELATED-PARTY TRANSACTIONS

The Company and its Parent periodically made payments to one another as appropriate for operating purposes, including consolidated tax payments made by the Parent on behalf of the Company (see Note 2). During the year, the Company made payments to the Parent for the Company's share of separately computed tax liabilities and there were no receivable or payable balance between the Company and its Parent at December 31, 2017.

NOTE 8. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule15c3-1"), which requires the maintenance of minimum net capital and that the Company's ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2017, the Company had net capital of $2,649,565 which was $2,296,076 in excess of the Company's net capital requirement of $353,489. The Company's percentage of aggregate indebtedness to net capital was 200.1% at December 31, 2017.

NOTE 9. COMMITMENTS AND CONTINGENCIES

The Company's lease of office space in New York City, terminating in October 2021, included eleven months of partial rent abatements through October 2012. A lease of new office space in Washington, D.C. commenced with a one month rent abatement in September, 2015 and expires in April 2023, replacing its expired lease. Also, a lease of office space in Columbus, Ohio began in November 2013 with two months of rent abatements and expires in January 2019. Additionally, an automobile is leased by the Company which began in December 2013.

The approximate future minimum annual payments due under these leases are as follows:

Year ending December 31:		Amount
2018	$	529,000
2019		508,000
2020		507,000
2021		440,000
2022		108,000
Thereafter through March 2023		27,000
	$	2,119,000

Rent expense under the New York City, Columbus, Ohio and Washington D.C. leases is recognized on a straight-line basis over the terms of the leases after giving effect to rent abatements and escalations. The difference between actual rent paid and the expense recorded of $126,972 is included in "Accounts payable and accrued expenses" in the accompanying statement of financial condition.